UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:  Keating Capital, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

5251 DTC Parkway, Suite 1000
Greenwood Village, CO 80111

Telephone number (including area code):

(720) 889-0139

Name and address of agent for service of process:

The Corporation Trust Incorporated
300 East Lombard Street
Baltimore, MD 21202

Check one of the following:

[x]
The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934.  Give the file number of the registration statement, or if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

__________November 20, 2008_______________________________________________________

[ ]	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:  ______________________________________________________________________________

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:  __________________________________________________________________

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Maryland and with its principal place of business in the State of Colorado; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Greenwood Village in the State of Colorado on the 20th day of  November, 2008.

Keating Capital, Inc.

By:	/s/ Timothy J. Keating
Name: Timothy J. Keating
Title: President and Chief Executive Officer

Attest:	/s/ Ranjit P. Mankekar
Name: Ranjit P. Mankekar
Title: Chief Financial Officer